UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

SCHOOL SPECIALTY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

807863105

(CUSIP Number)

Alan L. Dye
C. Alex Bahn
Hogan Lovells US LLP
555 13th Street, NW
Washington, DC 20004
202-637-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. 807863105
1		NAMES OF REPORTING PERSONS

MSD Capital, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
0%
14		TYPE OF REPORTING PERSON (See Instructions)
PN
   *See Item 5.

SCHEDULE 13D

CUSIP NO. 807863105
1		NAMES OF REPORTING PERSONS

MSD SBI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
0%
14		TYPE OF REPORTING PERSON (See Instructions)
PN
    *See Item 5.

 SCHEDULE 13D

CUSIP NO. 807863105
1		NAMES OF REPORTING PERSONS

Michael S. Dell
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
0%
14		TYPE OF REPORTING PERSON (See Instructions)
IN
    *See Item 5.

Explanatory Note

This Amendment No. 5 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of School Specialty, Inc. (the “Issuer”) filed November 7, 2005 by MSD Capital, L.P. and MSD SBI, L.P. with the Securities and Exchange Commission (the “Commission”), as amended and/or supplemented by Amendment No. 1 filed April 13, 2006, Amendment No. 2 filed June 22, 2006, Amendment No. 3 filed November 28, 2011 and Amendment No. 4 filed June 26, 2012 (as amended, the “Schedule 13D”). Each capitalized term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 5.  Interest in Securities of the Company.

Item 5 is hereby amended and restated in its entirety as follows:

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

       (i)    sole power to vote or to direct the vote:

          See Item 7 on the cover pages hereto.

       (ii)   shared power to vote or to direct the vote:

          See Item 8 on the cover pages hereto.

       (iii)  sole power to dispose or to direct the disposition of:

          See Item 9 on the cover pages hereto.

       (iv)  shared power to dispose or to direct the disposition of:

          See Item 10 on the cover pages hereto.

    (c) During the past sixty days, the Reporting Persons effected the following dispositions of shares of Common Stock in open market transactions:

Date	Price Per Share	MSD Capital, L.P.	MSD SBI, L.P.	Michael S. Dell
01/28/13	$0.1318	0	2,135,000	0
01/29/13	$0.1391	0	749,499	0

    (d) Not applicable.

    (e) As a result of the sales reported in Item 5(c) of this Amendment, on January 28, 2013, each Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 7.  Material to be filed as Exhibits.

Exhibit	Description of Exhibit
24.1
Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the Common Stock of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Commission)

99.1
Agreement, dated as of April 11, 2006, by and between School Specialty, Inc., a Wisconsin corporation, and MSD Capital, L.P., a Delaware limited partnership, together with certain of its affiliates (incorporated herein by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed April 13, 2006 by the Reporting Persons with the Commission)

99.2	Joint Filing Agreement (furnished herewith)

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:   January 30, 2013

MSD CAPITAL, L.P.

By:         MSD Capital Management LLC
Its:           General Partner

By:          /s/ Marc R. Lisker
Name:     Marc R. Lisker
Title:       Manager and General Counsel

MSD SBI, L.P.

By:         MSD Capital, L.P.
Its:         General Partner

By:         MSD Capital Management LLC
Its:          General Partner

By:          /s/ Marc R. Lisker
Name:     Marc R. Lisker
Title:       Manager and General Counsel

MICHAEL S. DELL

By:          /s/ Marc R. Lisker
Name:     Marc R. Lisker
Title:       Attorney-in-Fact

Exhibit 99.2

JOINT FILING AGREEMENT

January 30, 2013

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

Date:  January 30, 2013

MSD CAPITAL, L.P.

By:         MSD Capital Management LLC
Its:          General Partner

By:          /s/ Marc R. Lisker
Name:     Marc R. Lisker
Title:       Manager and General Counsel

MSD SBI, L.P.

By:         MSD Capital, L.P.
Its:         General Partner

By:         MSD Capital Management LLC
Its:          General Partner

By:          /s/ Marc R. Lisker
Name:     Marc R. Lisker
Title:       Manager and General Counsel

MICHAEL S. DELL

By:          /s/ Marc R. Lisker
Name:     Marc R. Lisker
Title:       Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1
Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the Common Stock of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Commission)

99.1
Agreement, dated as of April 11, 2006, by and between School Specialty, Inc., a Wisconsin corporation, and MSD Capital, L.P., a Delaware limited partnership, together with certain of its affiliates (incorporated herein by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed April 13, 2006 by the Reporting Persons with the Commission)

99.2	Joint Filing Agreement (furnished herewith)